UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2025

Kanishka Roy
Chief Executive Officer
Plum III Merger Corp.
2021 Fillmore St., #2089
San Francisco, California 94115

Ranjeet Sundher
Chief Executive Officer
Tactical Resources Corp.
Suite 1500 – 1055 West Georgia Street
Vancouver, British Columbia, Canada V6E 4N7

Re: Plum III Merger Corp.
Tactical Resources Corp.
Amendment No. 2 to Registration Statement on Form F-4
Filed March 28, 2025
File No. 333-282863

Dear Kanishka Roy and Ranjeet Sundher:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No.2 to Registration Statement on Form F-4

Cover Page

1. We note your disclosure that the Business Combination Proposal requires a majority of votes cast by Plum common shares present. However, disclosure on the cover page and elsewhere also states that such proposal requires a Special Resolution being the affirmative vote of at least 66 2/3% of the votes cast. Please revise or advise.

2. Please revise your cover page to state the determination of the board of directors disclosed in response to Item 1606(a) of Regulation S-K. Refer to Item 1604(a)(1) of Regulation S-K for guidance.

3. Please expand your disclosure to include all compensation received or to be received by the Sponsor, Former Sponsor, their affiliates and any promotor, including the Sponsor Warrants for Working Capital Note and any reimbursements, and disclose whether the compensation and securities issuances received or to be received may result in a material dilution of the equity interests of non-redeeming shareholders. Refer to Item 1604(a)(3) of Regulation S-K.

Market and Industry Data, page 1

4. We note you disclose that the proxy statement/prospectus includes market and industry data based on reports, research surveys, studies, and similar data prepared by market research firms and other third parties and that such data was paid for or sponsored by PubCo and TRC. If any such data was commissioned for use in connection with the registration statement, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

Questions and Answers About the Plum Shareholders' Meeting and the Business Combination, page 19

5. We note you disclose on page 25 that the consummation of the Business Combination is conditioned upon satisfaction of the Net Cash Closing Condition. However, this requirement does not appear to be discussed or otherwise referenced within the proxy statement/prospectus. Please revise or advise. To the extent applicable, please include a question and answer discussing the condition and your plans to satisfy such condition.

Summary of Proxy Statement/Prospectus
The Business Combination, page 42

6. We note you disclose that the diagram of PubCo immediately following the Business Combination includes percentages to reflect the voting power and economic interests in PubCo on a combined basis. Please revise your diagram to include such percentages.

Ownership of PubCo Common Shares after Closing, page 48

7. Outside of your tabular disclosure on page 48, please provide the extent to which the compensation and securities issuance has resulted or may result in material dilution of the equity interests of Plum Public Shareholders. Refer to Item 1604(b)(3). In addition, please revise your tabular disclosure on page 50 to provide all dilution disclosures required by Item 1604(c) of Regulation S-K, including disclosures assuming no additional redemption, and describe the model, methods, assumptions, estimates, and parameters necessary to understand the tabular disclosure, which should constitute a reasonably likely range of potential outcomes. Where you provide the table, describe each material potential source of future dilution that non-redeeming shareholders may experience, including the Sponsor Warrants for Working

Capital Note and any transaction expenses. At each redemption level, state the company valuation at or above which the potential dilution results in the amount of the non-redeeming shareholders' interest per share being at least the initial public offering price per share of common stock.

Risk Factors
Citigroup Global Markets, Inc., Morgan Stanley & Co. LLC and William Blair & Company, L.L.C., the underwriters for Plum's IPO, were to be co, page 88

8. Please expand this risk factor to caution that investors should not place any reliance on the fact that the firms have been previously involved with the transaction and address the material impact, if any, of agreement provisions that survive the fee waiver, such as indemnification, contribution, rights of first refusal or lockups.

The Business Combination
Related Agreements, page 136

9. We note your disclosure on page 46 and elsewhere in your proxy statement/prospectus summary that pursuant to the Sponsor Support Agreement, each of the Sponsor Parties agreed to waive, and not exercise, any rights he, she or it may have to elect to effect a Plum Share Redemption in connection with the Plum Shareholders’ Approval of the Transactions. Please disclose whether consideration (in cash or in other form of value) was provided in exchange for the agreement by these parties to waive redemption rights. Refer to Item 1603(a)(8) of Regulation S-K.

Background of the Business Combination, page 137

10. Please substantially revise your disclosure throughout this section to discuss in greater detail the substance of meetings and discussions among representatives of Plum and TRC, including identifying the individuals that participated in each negotiation, the material terms that were discussed, how parties' positions differed, and how issues were resolved. Revise to clarify how the pre-money equity value of $500 million was determined, and how the transaction structure and consideration, including the earn-out provisions in the April and May 2024 negotiated draft proposals and the need to obtain additional financing pursuant to a PIPE Investment, evolved during the negotiations, including the proposals and counter-proposals made during the course of the negotiations with respect to the material terms of the transaction.

11. Please expand your disclosure to clarify the reasons that Plum and each of Company A and C mutually decided to terminate discussions and pursue other transactions. Please also revise this section to discuss the previous letter of intent with Glowforge and describe the reasons or reason the transaction was abandoned.

12. Please revise your proxy statement/prospectus to disclose the information required by Item 1605(c) of Regulation S-K. For example, please include a discussion of the benefits and detriments of the transaction and any related financing transactions to Plum and its affiliates, the Sponsor and its affiliates, TRC and its affiliates, and unaffiliated security holders of Plum.

The TRC Board's Reasons for Approval of the Business Combination, page 146

13. Please revise your disclosure to discuss in greater detail TRC's reasons for engaging in the business combination. Refer to Item 1605(b)(3) of Regulation S-K.

The Plum Board's Reasons for the Business Combination, page 147

14. We note that the Plum Board determined not to obtain a fairness opinion or any other third party report, opinion or appraisal of the transaction, given that the officers and directors of Plum have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their collective experience, together with the experience and sector expertise of Plum’s financial advisor, enabled them to make the necessary analyses and determinations regarding the merits of the transaction. We further note that Cohen shared its views on key valuation metrics, including its views on the valuations of publicly traded comparable companies. Please revise to describe in greater detail all material analyses the Board relied upon in evaluating the financial aspects of the potential business combination.

15. We note your disclosure that in connection with its determination to approve the business combination, Plum's Board considered TRC's projected growth trends and projected financials. Please expand to discuss these factors in more detail and whether Plum's Board considered these or other factors in determining that the consideration being paid in the business combination was fair to and in the best interests of Plum and its shareholders, and appropriately reflected the underlying value of TRC's tangible assets and growth prospects. In that regard, we note you include a cross-reference on page 103 to disclosure under "TRC Projected Financial and Operating Information," but are unable to locate such disclosure.

16. We note that on March 13, 2024, Cohen reached out to Plum to gauge Plum’s interest in an introduction to TRC, who was exploring a potential business combination with a special purpose acquisition company, and that on August 24, 2024, Plum formally engaged Cohen as its financial advisor to represent and advise Plum on the transaction. Please revise to clarify Cohen's role in finding a business combination target and the Transactions, and disclose the level of diligence that Cohen performed in connection with the Transactions.

Sources and Uses for the Business Combination, page 156

17. Please provide footnote disclosures to describe each of the amounts presented in the tables of the sources and uses of funds, including sufficient detail to understand how the amounts were derived. In addition, explain to us why equity issued to current TRC Shareholders and liability added to company Balance Sheet are appropriate to be presented for the source and uses for funding the business combination.

Material U.S. Federal Income Tax Considerations for U.S. Holders, page 160

18. If you intend to file a short-form opinion, please revise the related tax disclosure in your proxy statement/prospectus to clearly state that the tax consequences of the business combination to the respective securityholders of Plum and TRC is the opinion of named counsel and clearly identify the opinions being rendered.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 196

19. Please provide to us the underlying calculation of how the number of Fully-Diluted TRC shares was derived.

20. We note from page 198 you provide a tabular disclosure to summarize the pro forma PubCo Common Shares outstanding under the no redemption and maximum redemption scenarios. Please provide notes to explain how each of these shares amounts was derived.

21. For each adjustment you made in your pro forma financial statements, please revise your notes to describe the components of the adjustment and quantify the amount of each component leading to the adjustment amount. Refer to Rule 11-02(a)(8) of Regulation S-X. For example, we note you made adjustment 1 for $3,330,960 to reflect the reverse recapitalization at the closing of the Business Combination with the elimination of Plum’s historical equity and accumulated deficit. Revise to quantify the amount of each component leading to the adjustment for $3,330,960.

Pro Forma Condensed Consolidated Income Statement, page 200

22. For periods presented, please revise to provide historical and pro forma basic and diluted per share amounts on the face of pro forma condensed consolidated income statement. Refer to Rule 11-02(a)(9) of Regulation S-X.

Note 2. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 202

23. We note you made adjustments 5 and 9 to reflect the issuance of promissory notes by Plum and issuance of convertible debentures from the interim financing undertaken by Tactical, respectively. Please revise your footnotes to describe the terms of these promissory notes and convertible debentures. In addition, clarify why no related adjustments were made to interest expense in your pro forma statements of operations.

24. We note you made adjustment 2 to reflect the cost to be incurred for the transaction for $700,000 to Prepaid Expenses and $10,525,000 for accounts payable and accrued liabilities. Please clarify whether the transaction costs of $22,414,500 have been incurred and recognized in the historical financial statements separately quantifying the amounts that have been incurred and recognized in the financial statements and amounts that have not been recognized. For each of these amounts, please clarify whether they are included in the proforma adjustments and why the adjustments are appropriate under Rule 11-02(a)(6) of Regulation S-X.

25. Please explain why you adjusted your pro forma balance sheet to recognize additional interest earned in the trust account in note 3 considering that your pro forma balance sheet assumes the transaction occurred as of October 31, 2024.

Note 3. Unaudited Pro Forma Condensed Combined Statements of Operations, page 203

26. You state that adjustment 3 to your pro forma statement of operations has been made to "recognize the additional interest income earned from the Trust Account and remove the Trust Account concurrent with the completion of the transaction." However, it appears that the adjustment eliminates the historical interest earned. Please clarify or revise your disclosure to address this inconsistency.

Note 4. Loss Per Share, page 203

27. Please revise your tabular disclosure on page 204 for Pro Forma Weighted Average Shares – Basic and Diluted to show separately the number of historical shares based on the weighted average number of shares outstanding during the period and the number of shares to be issued to consummate the transaction. Refer to Rule 11-02(a)(9)(ii) of Regulation S-X.

Management, page 208

28. We note you disclose on page 212 that each of your officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to another entity. Please revise to more specifically describe the fiduciary duties of each of your officers and directors to other companies to which they have fiduciary duties. For example, we note that Messrs. Roy and Handwerker are also officers of Plum Acquisition IV. Refer to Item 1603(c) of Regulation S-K.

Business of TRC and Certain Information About TRC, page 227

29. Consistent with Item 1304(b)(iii) of Regulation S-K please summarize the terms associated with your mineral rights and property ownership agreements including, but not limited to, the Offtake Agreement and Amending Agreement.

30. We note your disclosure on page 240 regarding the extraction results associated with your metallurgical test program. Please revise to include the sample size and head grade associated with each of the three samples that were analyzed.

31. Please revise to disclose the information required by Item 1305 of Regulation S-K, concerning your exploration internal controls.

Management of TRC, page 242

32. Please provide the biographical information required by Form F-4 and Form 20-F for Alnesh Mohan.

Description of PubCo Securities
Public Shareholders' Warrants, page 287

33. We note you disclose that the Warrant Agreement has an exclusive forum provision. We further note the cross reference to a risk factor titled "Our warrant agreement will designate the courts of the State of New York or the United States District court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company," but are unable to locate such risk factor. Please revise or advise.

Certain Important Provisions of the PubCo Closing Articles and the BCBCA
Forum Selection, page 290

34. We note you disclose that the PubCo Closing Articles will provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of

action arising under the Securities Act (the “Federal Forum Provision”), and that actions by PubCo’s shareholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. However, we are unable to locate this provision within the Form of PubCo Closing Articles. We also note your discussion under Comparison of Corporate Governance and Shareholder Rights on page 60 states that the PubCo Closing Articles will have no forum selection clause and there is no discussion of any such provision on page 295. Please revise or advise. If the PubCo Closing Articles will include forum selection provisions, please provide related risk factor disclosure describing such provisions and the impact on shareholders.

Beneficial Ownership of PubCo Securities, page 311

35. Please revise your tabular disclosures to disclose the natural persons who have voting and/or investment control over the shares owned by Alpha Partners Technology Merger Sponsor LLC and Westchester Capital Management, LLC.

Exhibits

36. Please file the Form of PubCo Closing Articles as an exhibit to the registration statement. In this regard, we note that Annex E appears to be the Articles of TRC.

37. We note your disclosure of numerous agreements throughout the prospectus, including the Offtake Agreement, the Amending Agreement and Mining Lease M-114796, the Non-Redemption Agreements and the consulting agreements and debt agreements described under Related Party Agreements. Please file all material agreements as exhibits to your registration statement or tell us why they are not required to be filed. Refer to Item 21 of form F-4 and Item 601(b)(10) of Regulation S-K. In addition, please file the consent of each director nominee identified on page 157 as an exhibit to your registration statement. Refer to Rule 438 of Regulation C under the Securities Act.

General

38. With respect to each of Sponsor, its affiliates and any promoters, please revise to (i) describe the general character of its business, (ii) any experience organizing other special purpose acquisition companies and the extent of its involvement or the involvement of its affiliates and promoters with other special purpose acquisition companies, and (iii) its material roles and responsibilities in directing and managing the SPAC's activities. Refer to Items 1603(a)(2), (3) and (4) of Regulation S-K.

39. Please disclose the nature and amounts of all compensation that has been or will be awarded to, earned by, or paid to the Sponsor, its affiliates, and any promoters for all services rendered or to be rendered in all capacities, including any reimbursements to be paid to the Sponsor, its affiliates, and any promoters upon the completion of the Business Combination. Refer to Item 1603(a)(6) of Regulation S-K.

40. Please provide, in tabular format, the material terms of any agreement, arrangement, or understanding regarding restrictions on whether and when the Sponsor and its affiliates may sell securities of Plum. Refer to Item 1603(a)(9) of Regulation S-K for guidance.

41. With a view toward disclosure, please clarify whether anyone or any entity associated with or otherwise involved in the transaction is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

42. Please revise to provide disclosure pursuant to General Instruction I of Form F-4 and Item 701 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 for questions regarding engineering matters. Please contact Cheryl Brown at 202-551-3905 or Karina Dorin at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Richard Aftanas
Bill Nelson